SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           First Avenue Networks, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    31865X106
                                 (CUSIP Number)

                            Richard A. Boehmer, Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                              Los Angeles, CA 90071
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  31865X106                        13D

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1. NAMES OF REPORTING PERSONS:

         Aspen Partners Series A, a series of Aspen Capital Partners, LP

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   13-4118716
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
   7.   SOLE VOTING POWER

        0
--------------------------------------------------------------------------------
   8.   SHARED VOTING POWER

        15,016,628
--------------------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
   10   SHARED DISPOSITIVE POWER

        15,016,628
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,016,628
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     23%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:

                                Aspen Capital LLC

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   13-4118715
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
   7.   SOLE VOTING POWER

        0
--------------------------------------------------------------------------------
   8.   SHARED VOTING POWER

        15,016,628
--------------------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
   10   SHARED DISPOSITIVE POWER

        15,016,628
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,016,628
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     23%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:

                               Aspen Advisors LLC

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   13-4118717
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                     AF, OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
   7.   SOLE VOTING POWER

        0
--------------------------------------------------------------------------------
   8.   SHARED VOTING POWER

        22,396,359
--------------------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
   10   SHARED DISPOSITIVE POWER

        22,396,359
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,396,359
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      34.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:

                                   Nikos Hecht

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    N/A
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                     AF, OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
   7.   SOLE VOTING POWER

        0
--------------------------------------------------------------------------------
   8.   SHARED VOTING POWER

        22,396,359
--------------------------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
   10   SHARED DISPOSITIVE POWER

        22,396,359
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,396,359
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      34.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated February 6, 2004 filed by Aspen Partners Series A, a series of Aspen Capital Partners, LP ("Aspen Partners"), Aspen Capital LLC ("Aspen Capital"), Aspen Advisors LLC ("Aspen Advisors"), and Nikos Hecht (each a "Reporting Person," and, collectively the "Reporting Persons") with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Avenue Networks, Inc., a Delaware corporation (the "Company"), and amended by Amendment No. 1 dated March 4, 2004, Amendment No. 2 dated July 8, 2004, Amendment No. 3 dated November 8, 2004 and Amendment No. 4 dated December 16, 2004, as further amended by Amendment No. 5 dated January 19, 2005 filed by the Reporting Persons and Teligent, Inc. ("Teligent"), Amendment No. 6 dated February 25, 2005 and Amendment No. 7 dated February 25, 2005, is hereby further amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 8) have the meanings set forth in the Reporting Persons' Schedule 13D, as originally filed.

Item 4.           Purpose of Transaction

         On May 14, 2006, the Company, Marlin Acquisition Corporation, a Delaware corporation and a direct, wholly owned subsidiary of the Company ("Merger Sub") and FiberTower Corporation, a Delaware corporation ("FiberTower"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge with and into FiberTower, with FiberTower continuing as the surviving corporation after the merger. As a result of the merger, FiberTower will become a wholly owned subsidiary of the Company.

         Immediately following the merger, FiberTower's stockholders and option holders will hold 51%, on a fully-diluted basis, of the Common Stock of the Company.

         Immediately prior to the completion of the merger, the Company's certificate of incorporation will be amended to increase the authorized shares to 400 million shares of Common Stock, to establish a classified board comprised of nine directors separated into three classes, and to change the Company's name to "FiberTower Corporation." The Merger Agreement provides that, following the merger, Michael K. Gallagher, the Company's current Chief Executive Officer, will continue to serve as Chief Executive Officer of the combined company, and that the board of directors will be comprised of three directors designated by the Company, five directors designated by FiberTower and the Chief Executive Officer, with each standing committee of the board to be comprised of one director designated by the Company and two directors designated by FiberTower.

         In connection with the execution of the Merger Agreement, Aspen Partners, Aspen Capital and Aspen Advisors (the "Aspen Signatories") entered into a support agreement with FiberTower (the "Support Agreement"), pursuant to which the Aspen Signatories agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby and against any competing transaction. Pursuant to the Support Agreement, the Aspen Signatories have also agreed not to take any actions that would impede the merger.

         In addition, in connection with the execution of the Merger Agreement, the Aspen Signatories entered into a lock-up agreement (the "Lock-Up Agreement") pursuant to which they agreed to be subject to some restrictions on their ability to resell their shares of the Company after the completion of the merger.

         The issuance of the Company's Common Stock in the merger and the amendments to the Company's certificate of incorporation were approved by the written consent of holders of record of a majority of the Company's Common Stock, including the Aspen Signatories, on May 14, 2006, to be effective immediately prior to the completion of the merger.

         Copies of the Merger Agreement, the Support Agreement and the Lock-Up Agreement, are filed as Exhibit 7.01, 7.02 and 7.03 respectively, to this Statement and are incorporated by reference to this Item 4.

Item 5.           Interest in Securities of the Issuer

The information set forth under this item is hereby amended and restated in its entirety as follows:

         As of the date of this Schedule 13D (Amendment No. 8), Aspen Partners is the beneficial owner of 15,016,628 shares of the Company's Common Stock, constituting approximately 23% of the outstanding shares of Common Stock, based on 65,249,850 shares of Common Stock outstanding as of May 12, 2006, as set forth in the Merger Agreement. Of the 15,016,628 shares beneficially owned by Aspen Partners, 1,672,140 shares were issued upon the exercise by Aspen Partners, on May 11, 2006 of warrants held by it. As the general partner of Aspen Partners, Aspen Capital may be deemed to share beneficial ownership of all such shares. Aspen Partners and Aspen Capital disclaim any beneficial interest in the shares owned by the accounts managed by Aspen Advisors.

         As of the date of this Schedule 13D (Amendment No. 8), Aspen Advisors is the beneficial owner of 22,396,359 shares of the Company's Common Stock, constituting approximately 34.3% of the outstanding shares of Common Stock, based on 65,249,850 shares of Common Stock outstanding as of May 12, 2006, as set forth in the Merger Agreement. Of the 22,396,359 shares beneficially owned by Aspen Advisors (i) 15,016,628 shares are issued and outstanding and held by Aspen Partners, and (ii) 7,379,731 shares are issued and outstanding and beneficially owned by private client accounts of Aspen Advisors. Aspen Advisors, as investment manager for Aspen Partners and its private clients, has discretionary investment authority over the Company Common Stock held by Aspen Partners and the private clients. Mr. Hecht is the managing member of Aspen Capital, the general partner of Aspen Partners and of Aspen Advisors. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Aspen Partners and the private clients of Aspen Advisors.

         Except as set forth in this Item 5 during the 60 days preceding the filing of this Schedule 13D (Amendment No. 8), none of the Reporting Persons and, to their knowledge, none of the executive officers and directors of the Reporting Persons, has engaged in any transactions in Company Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The responses to Item 4 and Item 5 are incorporated herein by reference.

Item 7.           Material to Be Filed as Exhibits

         EXHIBIT 7.01
         ------------

         Agreement and Plan of Merger, dated May 14, 2006, among the Company, FiberTower Corporation and Marlin Acquisition Corporation, incorporated by reference herein from the Company's current report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2006.

         EXHIBIT 7.02
         ------------

         First Avenue Holder's Support Agreement, dated May 14, 2006.

         EXHIBIT 7.03
         ------------

         Lock-Up Agreement, dated May 14, 2006.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 23, 2006

                                        ASPEN PARTNERS, SERIES A, a series of
                                        ASPEN CAPITAL PARTNERS, LP

                                        By: ASPEN CAPITAL LLC,
                                            its general partner



                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:    Nikos Hecht
                                            Title:   Managing Member

                                        ASPEN CAPITAL LLC



                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:    Nikos Hecht
                                            Title:   Managing Member

                                        ASPEN ADVISORS LLC



                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:    Nikos Hecht
                                            Title:   Managing Member



                                            /s/ NIKOS HECHT
                                            ------------------------------------
                                            Nikos Hecht

                                                                    Exhibit 7.02

                     FIRST AVENUE HOLDER'S SUPPORT AGREEMENT

         This FIRST AVENUE HOLDER'S SUPPORT AGREEMENT (this "Agreement"), dated as of May 14, 2006, is by and between FiberTower Corporation, a Delaware corporation ("FiberTower"), and the undersigned holder (the "Holder") of shares or options to acquire shares of common stock of First Avenue Networks, Inc., a Delaware corporation ("First Avenue"). Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement referenced below.

                                    RECITALS

         A. Concurrently with the execution of this Agreement, First Avenue, FiberTower and Marlin Acquisition Corporation, a Delaware corporation and a direct and wholly-owned subsidiary of First Avenue ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time in accordance with the terms thereof, the "Merger Agreement"), pursuant to which Merger Sub will merge (the "Merger") with and into FiberTower, with FiberTower surviving the Merger, on the terms and subject to the conditions set forth in the Merger Agreement;

         B. As of the date hereof, Holder "beneficially owns" (as such term is defined in Rule 13d-3 under the Exchange Act) and Holder is entitled to dispose of (or to direct the disposition of) and/or to vote (or to direct the voting of) the number of shares of common stock, par value $.001 per share, of First Avenue (the "Common Stock") as set forth beneath the Holder's name on the signature page hereto, as such shares may be adjusted by stock dividend, stock split, recapitalization, combination, merger, consolidation, reorganization or other change in the capital structure of First Avenue affecting the Common Stock (such shares of Common Stock, together with any additional shares of Common Stock the voting power over which is acquired by Holder, including, without limitation, upon the exercise or conversion of additional options, warrants and other rights to acquire shares of Common Stock, during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as Holder's "Subject Shares");

         C. As a condition to the willingness of FiberTower to enter into the Merger Agreement, and as an inducement and in consideration therefor, FiberTower has required that Holder agree, and Holder has agreed, to enter into this Agreement.

         NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

         1.       Voting Agreement And Irrevocable Proxy.

         (a) Written Consent; Agreement to Vote the Subject Shares. Contemporaneously with the execution and delivery hereof, Holder has executed the written consent attached hereto voting in favor of (i) the issuance of shares of First Avenue Common Shares pursuant to the Merger, (ii) the amendment to the certificate of incorporation of First Avenue in the form attached as Exhibit A to the written consent attached hereto, and the amendment to the First Avenue Networks, Inc. Stock Option Plan in the form attached as Exhibit B to the written consent attached hereto, as contemplated by the Merger Agreement, and the other transactions contemplated by the Merger Agreement. In addition, Holder, solely in Holder's capacity as a stockholder of First Avenue, hereby agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the "Voting Period"), at any meeting (or any adjournment or postponement thereof) of the holders of any class or classes of the capital stock of First Avenue, however called, or in connection with any written consent of the holders of any class or classes of the capital stock of First Avenue, Holder shall vote (or cause to be voted) Holder's Subject Shares over which Holder then has voting power (or the power to direct the voting) (i) in favor of (A) the issuance of shares of Common Stock as provided in the Merger Agreement, (B) the amendment to the certificate of incorporation of First Avenue in the form attached as Exhibit A to the written consent attached hereto, and (C) the amendment to the First Avenue Networks, Inc. Stock Option Plan in the form attached as Exhibit B to the written consent attached hereto, as contemplated by the Merger Agreement, and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof) at every meeting of the stockholders of First Avenue (or in connection with any written consent) at which such matters are considered and at every adjournment thereof, (ii) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of First Avenue or any of its Subsidiaries under the Merger Agreement or of Holder under this Agreement, and (iii) except as otherwise agreed to in writing in advance by FiberTower, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving First Avenue or any of its Subsidiaries and any First Avenue Acquisition Proposal; (B) any sale, lease or transfer of a significant part of the assets (other than sales of current assets in the ordinary course of business) of First Avenue or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of First Avenue or any of its subsidiaries (each of the actions in clauses (A) or (B), a "Business Combination"); (C) any change in the persons who constitute the board of directors of First Avenue that is not approved in advance by at least a majority of the persons who were directors of First Avenue as of the date of this Agreement (or their successors who were so approved); (D) any change in the present capitalization of First Avenue or any amendment of First Avenue's certificate of incorporation or bylaws not otherwise permitted under the Merger Agreement; (E) any other material change in First Avenue's corporate structure or business; or (F) any other action or proposal involving First Avenue or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Merger Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Holder agrees not to enter into any agreement, letter of intent, agreement in principle or understanding with any person that violates or conflicts with or could reasonably be expected to violate or conflict with the provisions and agreements contained in this Agreement or the Merger Agreement. For the avoidance of doubt, this Agreement is intended to constitute a voting agreement entered into under Section 218(a) of the Delaware General Corporation Law for the duration of the Voting Period.

         (b) Grant of Irrevocable Proxy. Holder hereby appoints FiberTower and any designee of FiberTower, and each of them individually, such Holder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to Holder's Subject Shares in accordance with Section 1(a). This proxy is given to secure the performance of the duties of Holder under this Agreement. Holder shall promptly cause a copy of this Agreement to be deposited with First Avenue at its principal place of business. Holder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

         (c) Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 1(b) by Holder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by Holder. The power of attorney granted herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Holder. For the avoidance of doubt, the proxy and power of attorney is granted pursuant to Section 212(b) of the Delaware General Corporation Law, is coupled with an interest and is granted to First Avenue a party to this voting agreement which is created under Section 218(a) of the Delaware General Corporation Law and is intended to be valid during the Voting Period, which the parties understand and agree may be more than eleven months from the date hereof.

         2.       Covenants.

         (a) Except for pledges in existence as of the date hereof, Holder agrees that, except as contemplated by the terms of this Agreement, Holder shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any of Holder's Subject Shares, other than Subject Shares held in managed accounts over which Holder does not have dispositive power; (ii) grant any proxies or powers of attorney in respect of the Subject Shares, deposit any of Holder's Subject Shares into a voting trust or enter into a voting agreement with respect to any of Holder's Subject Shares, other than Subject Shares held in managed accounts over which Holder no longer has voting power; or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Holder's ability to perform Holder's obligations under this Agreement. Notwithstanding the foregoing, nothing herein shall prevent Holder from assigning or transferring any Subject Shares beneficially owned by Holder to any investment partnership, trust, estate, family partnership, foundation (whether family, private or public) or other charitable organization (a "Permitted Transferee") if such Permitted Transferee agrees in writing to hold any Subject Shares subject to all of the provisions of this Agreement as Holder hereunder. If required under the Merger Agreement, Holder further agrees to timely execute and deliver a Lock-Up Agreement as contemplated by the Merger Agreement.

         (b) Holder shall use reasonable efforts to promptly cause the following legend to be conspicuously noted on each certificate representing the Subject Shares:

                  "The shares represented by this certificate are subject to a Support Agreement dated as of May 14, 2006. The Support Agreement restricts the transferability of the shares represented by this certificate."

         (c) As of the date of this Agreement, Holder hereby consents to and adopts and approves the actions taken by the First Avenue Board of Directors in approving and declaring advisable (i) the Merger Agreement and the Merger,

(ii) the issuance of shares of First Avenue Common Shares pursuant to the Merger Agreement, (iii) the amendment to the certificate of incorporation of First Avenue in the form attached as Exhibit A to the written consent attached hereto, and (iv) the amendment to the First Avenue Networks, Inc. Stock Option Plan in the form attached as Exhibit B to the written consent attached hereto, as contemplated by the Merger Agreement, and the other transactions contemplated by the Merger Agreement.

         3. Representations and Warranties of Holders. Holder hereby represents and warrants to FiberTower as follows:

         (a) Due Authority. Holder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If Holder is an entity, Holder is duly organized and validly existing under the laws of the jurisdiction of its organization, and Holder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Holder have, if Holder is an entity, been duly authorized by all necessary action on the part of Holder, and, assuming its due authorization, execution and delivery by FiberTower, constitutes a valid and binding obligation of Holder, enforceable against Holder in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by equitable principles.

         (b) Ownership of Shares. Holder legally or beneficially owns (within the definition of Rule 13d-3 under the Exchange Act) the number of shares of Common Stock set forth beneath Holder's name on the signature page hereto and has voting rights (or the power to direct the voting) with respect to the number of additional shares of Common Stock (if any) set forth beneath Holder's name on the signature page hereto held by Holder in a managed account. The number of shares of Common Stock set forth beneath Holder's name on the signature page hereto are all of the shares of Common Stock legally or beneficially owned by Holder. Holder has sole voting power and sole power of disposition, in each case with respect to all of the shares of Common Stock set forth beneath Holder's name on the signature page hereto, with no limitations, qualifications or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement and as otherwise noted on the signature page hereto. Also set forth on the signature page hereto is the number of shares of Common Stock issuable upon the exercise of stock options held by Holder.

         (c) No Conflicts. (i) No filing with any governmental authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Holder and the consummation by Holder of the transactions contemplated hereby (it being understood that nothing herein shall prevent Holder's compliance with Section 13(d) of the Exchange Act) and (ii) none of the execution and delivery of this Agreement by Holder, the consummation by Holder of the transactions contemplated hereby or compliance by Holder with any of the provisions hereof shall (A) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Holder is a party or by which Holder or any of Holder's Subject Shares or assets may be bound, or (B) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation which could reasonably be expected to adversely affect Holder's ability to perform Holder's obligations under this Agreement.

         (d) Reliance by FiberTower. Holder understands and acknowledges that FiberTower is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Holder.

         4. Representations and Warranties of FiberTower. FiberTower hereby represents and warrants to Holder as follows:

         (a) Due Organization, etc. FiberTower is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation. FiberTower has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by FiberTower has been duly authorized by all necessary action on the part of FiberTower and, assuming the due authorization, execution and delivery by Holder, constitutes a valid and binding obligation of FiberTower, enforceable against FiberTower in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

         (b) Conflicts. (i) No filing with any governmental authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by FiberTower and the consummation by FiberTower of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by FiberTower, the consummation by FiberTower of the transactions contemplated hereby shall (A) conflict with or result in any breach of the organizational documents of FiberTower, (B) result in a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which FiberTower is a party or by which FiberTower or any of its assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation which could reasonably be expected to adversely affect FiberTower's ability to perform its obligations under this Agreement.

         (c) Reliance by Holder. FiberTower understands and acknowledges that Holder is entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by FiberTower.

         5.       Miscellaneous.

         (a) Holder Capacity. If Holder is or becomes during the term hereof a director or officer of First Avenue, Holder does not make any agreement or understanding herein in Holder's capacity as such director or officer. Holder executes this Agreement solely in Holder's capacity as the record holder or beneficial owner of Holder's Subject Shares and nothing herein shall limit or affect any actions previously or hereafter taken by Holder in Holder's capacity as an officer or director of First Avenue. Without limiting the foregoing, nothing in this Agreement shall limit or affect the ability of a director or officer of First Avenue to take any action as may be advisable or necessary in the discharge of his or her fiduciary duties as such director or officer, and without regard to whether he or she is, without limitation, (i) a trustee or co-trustee of one or more Holders, (ii) an officer, consultant or other representative of a trustee or co-trustee of one or more Holders, or (iii) a beneficiary of one or more Holders.

         (b) Publication. Holder hereby permits First Avenue and FiberTower to publish and disclose in the application for the Permit and in the Information Statement (including all documents and schedules filed with the California Corporations Commissioner and the Securities and Exchange Commission) Holder's identity and ownership of shares of Common Stock and the nature of Holder's commitments, arrangements, and understandings pursuant to this Agreement.

         (c) Further Actions. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement.

         (d) Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto.

         (e) Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their Permitted Transferees, heirs, estates and successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, except by will or by the laws of descent and distribution, without the prior written consent of each of the other parties, except that FiberTower may assign and transfer its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of FiberTower. Nothing in this Agreement, expressed or implied, is intended to confer on any person, other than the parties hereto, any rights or remedies.

         (f) Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the relevant parties hereto.

         (g) Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

         (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         (i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         (j) Governing Law; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

         (k) Headings. The descriptive headings of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

         (l) Counterparts; Facsimiles. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. A signature transmitted by facsimile shall be treated for all purposes by the parties hereto as an original, shall be binding upon the party transmitting such signature without limitation.

         (m) No Ownership Interest. Nothing contained in this Agreement shall be otherwise be deemed to vest in FiberTower any direct or indirect ownership interest in or with respect to any Subject Shares. Except as otherwise provided in this Agreement or the Merger Agreement, all other rights, ownership and economic benefits of and relating to the Subject Shares shall remain with and belong to Holder, and FiberTower shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of First Avenue or exercise any power or authority to direct Holder in the voting of any of the Subject Shares.

          (n) Termination. This Agreement shall terminate, and neither FiberTower nor Holder shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of FiberTower and Holder, (ii) the Effective Time or (iii) the termination of the Merger Agreement pursuant to Article 7 thereof; provided, further, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party's breach of any of the terms of this Agreement. Notwithstanding the foregoing, the provisions of Sections 2(c), 5(d), 5(e), 5(h) and 5(j) shall survive the termination of this Agreement for any reason.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, this Agreement is executed as of the date first stated above.

                                             FIBERTOWER CORPORATION, a Delaware
                                             corporation


                                             By: /s/ SCOTT BRADY
                                                 -------------------------------
                                                 Name:  Scott Brady
                                                 Title: Chief Executive Officer



            Signature Page to First Avenue Holder's Support Agreement

                                  AFFILIATE:

                                  ASPEN PARTNERS, SERIES A, a series of
                                  ASPEN CAPITAL PARTNERS, LP
                                  By: Aspen Capital LLC, its general partner
                                  By: /s/ NIKOS HECHT
                                      ------------------------------------------
                                  Name:  Nikos Hecht
                                  Title: Managing Member

                                  ASPEN CAPITAL LLC

                                  By: /s/ NIKOS HECHT
                                      ------------------------------------------
                                  Name:  Nikos Hecht
                                  Title: Managing Member

                                  ASPEN ADVISORS LLC

                                  By: /s/ NIKOS HECHT
                                      ------------------------------------------
                                  Name:  Nikos Hecht
                                  Title: Managing Member

                                  Number of Shares of Common Stock over which Holder has voting and dispositive control:


                                                22,396,359
                                  ----------------------------------------------

                                  Number of Shares of Common Stock over which Holder has only has voting control:


                                                         0
                                  ----------------------------------------------

                                  Number of Shares of Common Stock issuable upon exercise of Stock Options held:


                                                         0
                                  ----------------------------------------------



            Signature Page to First Avenue Holder's Support Agreement

                                                                    Exhibit 7.03

                                LOCK-UP AGREEMENT

                                  May 14, 2006

First Avenue Networks, Inc.
7925 Jones Branch Drive, Suite 3300
McLean, Virginia 22102

FiberTower Corporation
185 Berry Street, Suite 4800
San Francisco, CA 94107


Ladies and Gentlemen:

         Reference is made to that certain Agreement and Plan of Merger, dated as of May 14, 2006 (the "Merger Agreement"), by and among First Avenue Networks, Inc., a Delaware corporation ("First Avenue"), Marlin Acquisition Corporation, a Delaware corporation and a direct and wholly-owned subsidiary of First Avenue ("Merger Sub"), and FiberTower Corporation, a Delaware corporation ("FiberTower"), which provides for, among other things, (i) the merger of Merger Sub with and into FiberTower, with FiberTower continuing as the surviving corporation (the "Merger") and (ii) the conversion of all issued and outstanding shares of capital stock of FiberTower into the right to receive shares of common stock, par value $0.001 per share, of First Avenue (the "First Avenue Common Shares") and cash payment in lieu of fractional shares. Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

         The undersigned understands that the execution of this lock-up agreement (this "Lock-Up Agreement") is a condition to the closing of the transactions contemplated by the Merger Agreement (the "Closing"). The undersigned further understands that as a condition to the willingness of First Avenue and FiberTower to enter into the Merger Agreement, First Avenue and FiberTower have requested that the undersigned agree to be bound and the undersigned hereby agrees to be bound, effective as of the Effective Time, by the terms as follows:

                  1. Without prior written consent and waiver, the undersigned will not, during the period commencing on the date of the Closing (the "Closing Date") and ending on the earlier of (i) the first anniversary of the Closing Date and (ii) the closing of a debt or equity financing with proceeds to First Avenue of at least $100,000,000 and the expiration of the duration of any lock-up requested by the underwriters, placement agents or investors in such financing (the "Lock-Up Period"), for each three month period beginning on the Closing and on each of the three, six and nine month anniversaries of the Closing (each, a "Quarterly Period") (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, an aggregate number of First Avenue Common Shares or any securities convertible into or exercisable or exchangeable for First Avenue Common Shares held by the undersigned as a result of the Merger that exceed [___] times [to be determined based upon the respective fully diluted share holdings in First Avenue as of the Closing Date of the holders listed on Schedule 4.25 of the First Avenue Disclosure Letter dated as of the date of the Merger Agreement, so that each such holder is allocated its pro rata portion of 3 times the average weekly trading volume] the average weekly trading volume of First Avenue Common Shares for the four calendar weeks preceding the commencement of a Quarterly Period (the "Sale Volume Restriction"), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of First Avenue Common Shares held by the undersigned as a result of the Merger that exceed the Sale Volume Restriction, whether any such transaction described in clause
         (a) or (b) above is to be settled by delivery of First Avenue Common Shares or such other securities, in cash or otherwise.

                  2. The undersigned may transfer his/her/its First Avenue Common Shares during the Lock-Up Period (i) as a bona fide gift or gifts, (ii) to an immediate family member of the undersigned or to any trust for the direct or indirect benefit of the undersigned or an immediate family member of the undersigned, or (iii) to an Affiliate of the undersigned; provided, in each case, that any such transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer. For purposes of this Lock-up Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

                  3. Notwithstanding Paragraphs 1 and 2, without prior written consent and waiver, the undersigned may not transfer any First Avenue Common Shares during the Lock-Up Period on any day when the trading price of First Avenue Common Shares is less than $6.00 per share (as adjusted for any stock split, subdivision, reverse stock split, stock dividend or stock distribution, recapitalization, or reclassification of First Avenue Common Shares).

                  4. Notwithstanding Paragraphs 1 and 2, the Sale Volume Restriction shall not apply:

                           (i) to private sales of First Avenue Common Shares not effected through The Nasdaq National Market, any stock exchange or other securities market by the undersigned; provided, that, the private purchaser agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such private sale, with such restriction to the volume of sales by such private purchaser being equal to the Sale Volume Restriction multiplied by the percentage of the total First Avenue Common Shares held by the undersigned immediately prior to such sale that are sold by the undersigned to the private purchaser in the private sale, and the restriction to the volume of sales by the undersigned shall be reduced by such amount;

                           (ii) at any time during a trading day when the trading price of the First Avenue Common Shares exceeds $12.00 per share (as adjusted for any stock split, subdivision, reverse stock split, stock dividend or stock distribution, recapitalization, or reclassification of First Avenue Common Shares); provided, however, that in the event the trading price per First Avenue Common Share subsequently decreases below $12.00 (as so adjusted) per share, all shares sold above $12.00 per share (as so adjusted) in that Quarterly Period shall be included in calculating the number of additional First Avenue Common Shares, if any, that may be sold pursuant to Paragraph 1 in such Quarterly Period; and

                           (iii) to 18.5% of the First Avenue Common Shares (calculated pursuant to Section 5 below) held by the undersigned as of the Closing Date sold in transactions made during the last 90 days prior to the first anniversary of the Closing Date.

                  5. For purposes of this Lock-Up Agreement, First Avenue Common Shares held by the undersigned as a result of the Merger shall consist of (i) all First Avenue Common Shares held by the undersigned and (ii) all shares of First Avenue Common Shares issuable upon conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for First Avenue Common Shares held by or issued to the undersigned immediately prior to the Effective Time with respect to which the undersigned has dispositive control.

                  6. The undersigned agrees and consents to the entry of stop-transfer instructions with First Avenue's transfer agent and registrar against the transfer of the undersigned's First Avenue Common Shares except in compliance with the foregoing restrictions.

                  7. First Avenue and FiberTower hereby agree that no consent or waiver shall be granted with respect to the transfer of any securities that are subject to any lock-up in connection with the Merger unless the undersigned is: (i) provided with reasonable notice of such consent or waiver, and (ii) entitled to transfer a corresponding percentage of First Avenue Common Shares held by the undersigned as a result of the Merger (or any securities issuable upon conversion, exercise or exchange of such securities) granted to the recipient of such waiver or consent.

                  8. Any notice or other communication required or permitted to be delivered under this Lock-Up Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile confirmation) to the address or facsimile number set forth beneath the name of such party below (or to such other address or facsimile number as such party shall have specified in a written notice given to the other party):

                  If to First Avenue:

                           First Avenue Networks, Inc.
                           7925 Jones Branch Drive, Suite 3300
                           McLean, Virginia 22102
                           Facsimile:  (917) 591-4212
                           Attn:  Thomas A. Scott

                  If to FiberTower:

                           FiberTower Corporation
                           185 Berry Street, Suite 4800
                           San Francisco, California 94107
                           Facsimile:  (415) 659-0007
                           Attn:  Scott Brady

                  If to the undersigned:

                           At the address or facsimile number set forth below the undersigned's signature on the signature page hereof.

                  9. The parties hereto acknowledge that First Avenue and FiberTower will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the undersigned set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to First Avenue or FiberTower upon any such violation of this Lock-Up Agreement, First Avenue and FiberTower shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to First Avenue and FiberTower at law or in equity, and the undersigned hereby waives any and all defenses that could exist in his/her/its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

                  10. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Lock-Up Agreement or any transaction contemplated hereunder for a violation of this Lock-Up Agreement, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

                  11. This Lock-Up Agreement constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof. In the event of any conflict between this Lock-Up Agreement and the Merger Agreement, the terms of this Lock-Up Agreement shall control.

                  12. This Lock-Up Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to conflicts of law principles.

                  13. The provisions of this Lock-Up Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.

                  14. This Lock-Up Agreement shall not be modified or amended, or any right waived or any obligations excused except by a written agreement signed by all parties.

                  15. If one or more provisions of this Lock-Up Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Lock-Up Agreement and the remainder of this Lock-Up Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

                  16. This Lock-Up Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument. Delivery of an executed counterpart of this Lock-Up Agreement by facsimile shall be effective to the fullest extent permitted by applicable law.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the undersigned executes this Lock-Up Agreement as of the date first above written.

                                      Very truly yours,

                                      ASPEN PARTNERS, SERIES A, a series of
                                      ASPEN CAPITAL PARTNERS, LP

                                      By: Aspen Capital LLC, its general partner

                                      By: /s/ NIKOS HECHT
                                          --------------------------------------
                                      Name:  Nikos Hecht
                                      Title: Managing Member

                                      ASPEN CAPITAL LLC

                                      By: /s/ NIKOS HECHT
                                          --------------------------------------
                                      Name:  Nikos Hecht
                                      Title: Managing Member

                                      ASPEN ADVISORS LLC

                                      By: /s/ NIKOS HECHT
                                          --------------------------------------
                                      Name:  Nikos Hecht
                                      Title: Managing Member


                                      Address: 152 West 57th Street, 46th floor
                                               New York, NY 10019

                                      Facsimile:
                                                 -------------------------------

ACKNOWLEDGED AND AGREED TO BY:
-----------------------------

FIRST AVENUE NETWORKS, INC.


By: /s/ THOMAS A. SCOTT
    ------------------------------
    Name:  Thomas A. Scott
    Title: CEO


FIBERTOWER CORPORATION


By: /s/ SCOTT BRADY
    ------------------------------
    Name:  Scott Brady
    Title: CEO


                      [SIGNATURE PAGE TO LOCK-UP AGREEMENT]